First Midwest	First Midwest Bancorp, Inc. One Pierce Place, Suite 1500 P.O. Box 459 Itasca, Illinois 60143-9768 (630) 875-7450

May 23, 2006

VIA EDGAR

Mr. John P. Nolan
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop-4561
Washington, D.C. 20549-4561

Re:	First Midwest Bancorp, Inc. (the "Company")
Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 2, 2006
Commission File No. 0-10967

Dear Mr. Nolan:

On behalf of the Company, set forth below is the response to the comments raised in the letter of the Staff dated May 10, 2006 with respect to the Company's Annual Report on Form 10-K for the year ended December 31, 2005. For your convenience, the Staff's comments are repeated in italics below, each followed by the Company's response.
1.	We note your response to our prior comment from our letter dated March 31, 2006. Please confirm the following:
—

the materiality amounts provided in your April 13, 2006 response letter represent the effect of no hedge accounting since you began applying the shortcut method to hedges of junior subordinated debentures with interest rate deferral options; and

—

you have performed (and your auditor has concurred with) a materiality analysis consistent with the provisions of SAB Topic 1.M and determined that if you had not applied hedge accounting to your junior subordinated debentures, the results would have been neither quantitatively nor qualitatively material to your interim financial statements for each of your fiscal quarters in the two year period ended December 31, 2005.

The Company affirms that the above statements are correct.

2.

We note your response to our prior comment 5 from our letter dated March 31, 2006. Please revise future filings to more clearly quantify and describe your various types of hedging relationships to include the information provided in your response. For each category of hedged items (e.g., junior subordinated debentures, commercial real estate fixed rate loans, prime-based loans, broker repurchase agreements), please consider presenting the following information in a tabular format to increase transparency and augment your discussion on pages 69 and 70:

	—	quantify the notional amount outstanding;
	—	describe the specific hedged risk you identify in your hedge documentation; and
	—	disclose the methods used to assess hedge effectiveness and calculate hedge ineffectiveness.

Future filings will be revised to more clearly quantify and describe the various types of hedging relationships, and the Company will consider presenting in tabular format the specific information requested above to augment the Company's discussion of hedging activity, if material.

3.

Please provide us with a sample of the contemporaneous documentation you have in place to support, consistent with the requirements of EITF Topic No. D-102, the method you have selected to assess effectiveness and measure ineffectiveness of your cash flow hedges of prime-based loans and brokered repurchase agreements. Please fully explain the documentation you provide so that we may have a more complete understanding of the specific methods you have used for assessing effectiveness and measuring ineffectiveness for these hedges, for example, whether you have elected one of the three methods described in SFAS 133 Implementation Issue No. G7.

Pursuant to your request, the Company has supplementally provided the Staff the following documentation:

—

The hedge strategy and documentation memo prepared to document the hedging relationship for prime-based loans and a sample of the hedge designation documentation prepared at the inception of the individual hedge relationship.

—

The hedge strategy and documentation memo prepared to document the hedging relationship for brokered repurchase agreements and a sample of the hedge designation documentation prepared at the inception of the individual hedge relationship.

The hedge strategy and documentation memos fully describe the risk management strategy, risk exposure, hedged item, hedging instrument, steps taken in accordance with SFAS 133 Implementation Issues No. G25 (prime-based loans) and G7 (brokered repurchase agreements) to assess effectiveness and measure ineffectiveness of the Company's cash flow hedges of prime-based loans and brokered repurchase agreements, and the accounting treatment for these cash flow hedges under SFAS 133. The documentation memos describe the method selected to assess effectiveness and measure ineffectiveness of the Company's cash flow hedges of prime-based loans and brokered repurchase agreements.

4.

We note your response to our prior comment 5 from our letter dated March 31, 2006 in which you state that all of the prime-based loans being hedged have interest rates that change based on changes in the prime rate of the Wall Street Journal National Prime Rate. We also note that the floating leg of the swap is based on the Federal Reserve Selected Index Rates H-15 Prime
Rate Index. Please tell us whether there is any difference between these two rates. If so, please tell us whether you recognize any ineffectiveness associated with the differences between the changes in each of those two prime rates as described in paragraph 5 of the response section of SFAS 133 Implementation Issue No. G. 25.

In accordance with the Company's hedge strategy and documentation memo, the Company on a quarterly basis "verifies that the Prime rate index used for the Commercial and Industrial Prime-based loans changed on the same date and by the same amount as the Prime rate of the swap." There has been no difference between the Wall Street Journal National Prime Rate and the Federal Reserve Selected Index Rates H-15 Prime Rate Index during the period of the hedging relationship as both rates changed on the same date and by the same amount. Therefore, there is no ineffectiveness associated with the differences between the changes in each of the prime rates.

5.

As a related matter, SFAS 133 Implementation Issue No. G 25 identifies margin variability (that is, changes in the spread over the nonbenchmark rate) attributable to the replacement of loans being added to (and existing loans removed from) the rolling portfolio of interest-bearing loans as another potential source of ineffectiveness for cash flow hedges of variable prime-rate-based loans. Please tell us how you considered margin variability in your assessment of hedge effectiveness and measurement of hedge ineffectiveness.

In accordance with the Company's hedge strategy and documentation memo, the Company has eliminated margin variability in its assessment of hedge ineffectiveness by, on a quarterly basis, "verifying that when original loans are replaced, they are replaced with loans that have the same credit spreads." Specifically, the Company verifies that both the original and replacement loans have interest rates exactly equal to the Prime rate, and as a result are deemed to have the same credit spread.

6.

We note based on your response to our prior comment 5 from our letter dated March 31, 2006 that there could be differences in the timing of interest payments between your prime-based loans and the swap used to hedge those loans. Interest on the prime-based loans is billed and collected monthly or quarterly while the floating leg of the swap has monthly payments. Please tell us whether you considered the differences in timing of payments when measuring hedge ineffectiveness. If you did not consider these potential timing differences, please tell us why not. Please reconcile your considerations with the FASB's response to Question 1 in SFAS 133 Implementation Issue No. G13 which provides that in a cash flow hedging relationship involving hedging variable interest payments on a group of floating-rate interest-bearing loans, an entity should, at a minimum, consider the timing of the hedged cash flows vis-à-vis the swap's cash flows when assessing effectiveness and calculating ineffectiveness.

Yes, the Company considered the differences in timing of interest payments between the prime-based loans and the swap used to hedge the interest payments on those loans when measuring hedge ineffectiveness. The Company's hedge documentation states that it will utilize the Hypothetical Derivative Method to measure ineffectiveness. SFAS 133 Implementation Issue No. G7 (G7) states that under the hypothetical derivative method the hypothetical would have terms that identically match the critical terms of the floating-rate asset. G7 continues by stating that critical terms mean the same notional amount, same repricing dates, and same index. It does not mention same repayment date. In addition, G7 incorporates paragraph 68 of SFAS 133, which incorporates the illustration of paragraph 68 in paragraph 134. Paragraph 134 of SFAS 133 includes a table with an * which states the settlement dates and interest payment dates "need not match for the assumption of no ineffectiveness to be appropriate."

In addition, as all loans designated in the hedged pool have monthly payment dates, the difference in the payment dates of the hedged loans and the swap generally was never more than 10 days apart. Paragraph 64 of SFAS 133 states that in assessing the effectiveness of a cash flow hedge, the time value of money needs to be considered only if significant. The Company believes the maximum of 10 days difference is not significant. Based on the guidance in G7, the guidance in paragraph 64 of SFAS 133, and the fact that the actual difference in payment dates was small, the Company determined that the impact of the timing difference in interest payments was immaterial and recognized no ineffectiveness associated with this timing difference.

The Company determined the impact of the timing difference in interest payments at December 31, 2005 over the remaining life of the three prime-based swaps was approximately $3,000.

In addition, the unrealized pre-tax gain or loss position on the prime-based swaps never exceeded $215,000 individually or $595,000 in the aggregate, nor has the aggregate change in pre-tax unrealized value in any given quarter exceeded $505,000 over the swap period through December 31, 2005. Therefore, any ineffectiveness, if recognized, would not materially impact the Company's financial statements.

As you requested, the Company acknowledges that:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
—	Staff comments or changes to disclosures in response to staff comments in the filings do not foreclose the Commission from taking any action with respect to the filing; and
—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require any additional information, please contact the undersigned at (630) 875-7283 or Barbara E. Briick, Senior Vice President and Corporate Controller, at (630) 875-7459.

Very truly yours,

First Midwest Bancorp, Inc.

By: /s/ MICHAEL L. SCUDDER Michael L. Scudder, Executive Vice President,
Chief Financial Officer

cc:	Lisa Haynes, Staff Accountant, SEC
John M. O'Meara, CEO, First Midwest Bancorp, Inc.
Barbara E. Briick, SVP and Controller, First Midwest Bancorp, Inc
Jonathan A. Koff, Chapman and Cutler LLP
David Doyle, Ernst Young LLP